SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 76)*

Icahn Enterprises L.P.

(Name of Issuer)

Depositary Units Representing Limited Partner Interests

(Title of Class of Securities)

451100 10 1

(CUSIP Number)

Jesse Lynn, Esq.

Icahn Associates Holding LLC

16690 Collins Avenue, Suite PH-1

Sunny Isles Beach, FL 33160

(305) 422-4100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 19, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

The Schedule 13D filed with the U.S. Securities and Exchange Commission ("SEC") on September 24, 1990, as previously amended (the “Initial 13D”), is hereby further amended to furnish the additional information set forth in this Amendment No. 76 to the Initial 13D. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D.

Item 2. Identity and Background

Item 2 of the Initial 13D is hereby amended and supplemented as follows:

On August 19, 2024, the Issuer and Carl C. Icahn, Chairman of the Board of the Issuer’s general partner, entered into settlement agreements with the U.S. Securities and Exchange Commission (the “SEC”), in connection with its inquiry previously disclosed by the Issuer. In connection with that settlement, the SEC entered an order in an administrative proceeding that contains non-scienter based findings that the Issuer failed to disclose in its Forms 10-K for the years 2018, 2019 and 2020 that Mr. Icahn pledged the Issuer’s securities as collateral to secure personal margin loans as required by Item 403(b) of Regulation S-K. The order relating to Mr. Icahn contains non-scienter based findings that, while Mr. Icahn’s prior Schedule 13D filings generally disclosed that he had pledged IEP depository units as collateral for personal margin loans, subsequent Schedule 13D filings were not amended to describe loan agreements and amendments to loan agreements or to attach guarantees as required by Items 6 and 7 of Schedule 13D. Without admitting or denying the SEC’s allegations (other than with respect to the SEC’s jurisdiction), under the terms of the settlements, (i) the Issuer consented to the entry of an order requiring it to pay a civil penalty of $1.5 million and to cease and desist from violations and any future violations of Section 13(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13a-1 thereunder, and (ii) Mr. Icahn consented to the entry of an order requiring him to pay a civil penalty of $500,000 and to cease and desist from committing or causing any violations of Section 13(d)(2) of the Exchange Act and Rule 13d-2(a) thereunder.

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement on Schedule 13D concerning the depositary units representing limited partner interests in Icahn Enterprises L.P., a Delaware limited partnership, is true, complete and correct.

Dated: August 19, 2024

CCI ONSHORE LLC

By:	/s/ Rowella Asuncion-Gumabong
Name: Rowella Asuncion-Gumabong
Title: Vice President

GASCON PARTNERS

By: Little Meadow Corp., its managing general partner

By:	/s/ Rowella Asuncion-Gumabong
Name: Rowella Asuncion-Gumabong
Title: Vice President

HIGH COAST LIMITED PARTNERSHIP

By: Little Meadow Corp., its general partner

By:	/s/ Rowella Asuncion-Gumabong
Name: Rowella Asuncion-Gumabong
Title: Vice President

HIGHCREST INVESTORS LLC

By:	/s/ Rowella Asuncion-Gumabong
Name: Rowella Asuncion-Gumabong
Title: Vice President

BARBERRY CORP.

By:	/s/ Rowella Asuncion-Gumabong
Name: Rowella Asuncion-Gumabong
Title: Vice President

LITTLE MEADOW CORP.

By:	/s/ Rowella Asuncion-Gumabong
Name: Rowella Asuncion-Gumabong
Title: Vice President

STARFIRE HOLDING CORPORATION

By:	/s/ Rowella Asuncion-Gumabong
Name: Rowella Asuncion-Gumabong
Title: Vice President

THORNWOOD ASSOCIATES LIMITED PARTNERSHIP

By: Barberry Corp., its general partner

By:	/s/ Rowella Asuncion-Gumabong
Name: Rowella Asuncion-Gumabong
Title: Vice President

/s/ Carl C. Icahn
CARL C. ICAHN

[Signature Page for Amendment No. 76 to Schedule 13D - Icahn Enterprises L.P.]